# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SharpLink Gaming, Inc., CIK 0001981535
CUSIP: 820014405
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 333 WASHINGTON AVE. NORTH, SUITE 104, MINNEAPOLIS, Minnesota (MN), 55401
Date of event which requires filing of this statement: 05/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,911,280; sole dispositive power 0; shared dispositive power 4,911,280; aggregate amount beneficially owned 4,911,280 (8.3% of the class)
  Comment: % ownership is based on 59,426,620 shares outstanding as of May 30, 2025 according to the S-3 Registration Statement filed on May 30, 2025.
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 700; sole dispositive power 0; shared dispositive power 700; aggregate amount beneficially owned 700 (0% of the class)
  Comment: % ownership is based on 59,426,620 shares outstanding as of May 30, 2025 according to the S-3 Registration Statement filed on May 30, 2025.
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,910,580; sole dispositive power 0; shared dispositive power 4,910,580; aggregate amount beneficially owned 4,910,580 (8.3% of the class)
  Comment: % ownership is based on 59,426,620 shares outstanding as of May 30, 2025 according to the S-3 Registration Statement filed on May 30, 2025.

## Item 1. Issuer
Name of issuer: SharpLink Gaming, Inc.
Address of issuer's principal executive offices: 333 WASHINGTON AVE. NORTH, SUITE 104, MINNEAPOLIS, MINNESOTA, 55401.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC; Jane Street Capital, LLC;
Jane Street Global Trading, LLC
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street
6th Floor
New York, NY 10281
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4911280
Percent of class: 8.3
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4911280
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4911280

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary
Jane Street Capital, LLC
Jane Street Global Trading, LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: Tien-Fu Liu, Managing Director (06/06/2025)
- Jane Street Capital, LLC: Tien-Fu Liu, Managing Director (06/06/2025)
- Jane Street Global Trading, LLC: Tien-Fu Liu, Managing Director (06/06/2025)